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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Jaquier, Guy F.		AMB Property Corporation (NYSE: AMB)
	c/o AMB Property Corporation Pier 1, Bay 1	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			January 6, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	San Francisco, CA 94111 (City) (State) (Zip)		☐	Director	☐	10% Owner		☑ Form filed by One Reporting Person
			☑	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Executive Vice President

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock (1)		2/26/02				A	V		1,435	A	$26.29				D		N/A

	Common Stock (2)		2/26/02				A	V		5,230	A	$26.29				D		N/A

	Common Stock (3)		1/2/03				D			2,525	D	--				D		N/A

	Stock Units (3)		1/2/03				A			2,525	A	--		11,665		I		(4)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (Right to Purchase)		$26.29		2/26/02				A	V		16,667

	Stock Option (Right to Purchase)		$26.29		2/26/02				A	V		8,333

	Stock Option (Right to Purchase)		$26.29		2/26/02				A	V		79,480

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	2/26/02	2/26/12		Common Stock	16,667						D		N/A

	(5)	2/26/12		Common Stock	8,333						D		N/A

	(5)	2/26/12		Common Stock	79,480				251,355		D		N/A

Explanation of Responses:

(1) Shares were granted pursuant to the Company's 1997 Stock Option and Incentive Plan and are subject to a repurchase right held by AMB Property Corporation, which lapses as to one-third of such shares annually on January 1. The repurchase right lapses fully on January 1, 2005.

(2) Shares were granted pursuant to the Company's 1997 Stock Option and Incentive Plan and are subject to a repurchase right held by AMB Property Corporation, which lapses as to one-fifth of such shares annually on January 1. The repurchase right lapses fully on January 1, 2007.

(3) Upon vesting of the 2,525 shares of restricted stock on 1/2/03, the reporting person deferred these shares into the Amended and Restated AMB Nonqualified Deferred Compensation Plan (the "Plan"). The deferral of these shares was credited to the reporting person's account in the form of an equivalent number of stock units, each of which represents the reporting person's right to receive a share of AMB common stock upon distribution of his account.

Distribution will occur upon retirement, death, other termination of employment or disability, upon AMB's change of control or on such other date as the reporting person elects.

(4) The stock units are held indirectly through a rabbi trust pursuant to the Plan.

(5) One-third of the shares subject to the option vest and become exercisable annually on January 1. The shares vest fully on January 1, 2005.

/s/ Guy F. Jaquier	1/6/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.